

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 7, 2024

Shawn Leland
Chief Executive Officer
Affimed N.V.
Gottlieb-Daimler-Straße 2,
68165 Mannheim
Germany

> **Re:  Affimed N.V.**
> **Registration Statement on Form F-3**
> **Filed November 4, 2024**
> **File No. 333-282978**

Dear Shawn Leland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Sophia Hudson, P.C.